EXHIBIT 10.1

ASSET PURCHASE AGREEMENT
by and between
DIGIRAD CORPORATION
and
NOVADAQ TECHNOLOGIES INC.
July 31, 2013

-i-

-ii-

-iii-

Exhibits

Exhibit 2.01(a)(i)(A)	-	Transferred Marks
Exhibit 2.01(a)(i)(B)	-	Transferred Copyrights
Exhibit 2.01(a)(i)(C)	-	Transferred Patents
Exhibit 2.01(a)(ii)	-	Transferred FDA Permits
Exhibit 2.01(a)(iii)	-	Transferred State Permits
Exhibit 2.01(a)(iv)	-	Transferred Contracts
Exhibit 2.01(a)(vi)	-	Product Inventory; Beta Units
Exhibit 3.01(b)(ii)	-	Form of Bill of Sale
Exhibit 3.01(b)(iii)	-	Form of Patent Assignment Agreement
Exhibit 3.01(b)(iv)	-	Form of License Agreement
Exhibit 3.01(b)(v)	-	Form of Supply Agreement
Exhibit 3.01(b)(vi)	-	Form of Service Agreement
Exhibit 3.01(b)(vii)	-	Form of LBNL Sublicense

Schedules

Schedule 1.01(a)	-	Permitted Liens
Schedule 4.01(g)	-	Required Approvals
Schedule 5.01	-	Seller Licensed Jurisdictions
Schedule 5.02(a)	-	Third Party Consents
Schedule 5.02(b)	-	Governmental or Regulatory Approvals
Schedule 5.04	-	Sufficiency of Assets
Schedule 5.06(a)	-	IP Liens
Schedule 5.06(c)	-	IP Rights
Schedule 5.09	-	Litigation
Schedule 5.10(b)	-	Permits
Schedule 5.11	-	Suppliers
Schedule 5.12	-	Brokers

i

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 31, 2013, is made by and between Digirad Corporation, a Delaware corporation (“Seller”), and Novadaq Technologies Inc., a Canadian corporation (“Purchaser”). Seller and Purchaser are sometimes individually referred to herein as a “Party” and are sometimes collectively referred to herein as the “Parties”. Capitalized terms not otherwise defined in the text of this Agreement shall have the meanings set forth in ARTICLE I of this Agreement.
W I T N E S S E T H:
WHEREAS, Seller is the owner of certain patents and know-how relating to its Trapper Surgical Products, which includes the Trapper Technology System and disposable Gamma Probes; and
WHEREAS, Seller desires to sell, and Purchaser desires to purchase from Seller, all of the assets of Seller specifically relating to the Trapper Surgical Products, upon the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, in connection with such sale, the Parties desire to enter into the License Agreement (as defined below) whereby certain intellectual property rights of Seller related to the Trapper Surgical Products will be licensed to Purchaser.
NOW, THEREFORE, in consideration of the mutual covenants herein set forth, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01.         Definitions.
(a)For purposes of this Agreement, the following terms shall have the corresponding meanings set forth below:
“Acquisition” means the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.
“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; and for the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Ancillary Agreements” means (i) the Bill of Sale, (ii) the License Agreement, (iii) the Trademark Assignment Agreement, (iv) the Supply Agreement, and (v) the Service Agreement.

“Business Day” means a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of New York.
“Closing Consideration” means two million dollars ($2,000,000).
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Confidential Information” means all information provided by one Party to the other Party in connection with this Agreement, including know-how, scientific information, pre-clinical and clinical data, adverse event information, formulas, methods and processes, pricing information (including discounts, rebates and other price adjustments) and other terms and conditions of sales, customer information, business plans, and all other intellectual property which is not publicly available and is owned or controlled by a Party.
“Contracts” means all leases, subleases, indentures, licenses, agreements, contracts, commitments and all other legally binding arrangements, whether written or oral.
“Cost of Goods Sold” means the direct costs attributable to the production of the goods sold by the Purchaser. This amount includes the direct cost of materials and labor as well as well as shipping, freight and other similar costs and overhead allocation used to produce the goods, such overhead not to exceed 15% of direct material and labor costs.
“Deferred Consideration” means an amount equal to five hundred thousand dollars ($500,000).
“Dollars” (or “dollars”) and “$” mean lawful money of the United States of America.
“ERGO System” means Seller's single-head, solid-state large field-of-view (LFOV) general-purpose nuclear medicine gamma camera imaging system.
“FDA” means the United States Food and Drug Administration.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Gamma Probe” means a re-usable or disposable (single-use-only) handheld device used following subcutaneous injection of a radionuclide, to locate regional lymph nodes or cancerous tissue by their radioactivity.
“Gamma Camera” is a device used to image gamma radiation emitting radioisotopes (i.e., “scintigraphy”).
“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, agency, commission, official or other instrumentality of any country, federal, state, county, city or other political subdivision or agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), foreign or domestic, including without limitation the FDA and any other governmental instrumentality with responsibility for granting any licenses, registrations or regulatory approvals, or any arbitrator, court or tribunal of competent jurisdiction.
“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction, whether registered or unregistered, including without limitation all rights pertaining to or deriving from:  (a) patents and patent applications, reexaminations, extensions reissues, and counterparts claiming priority therefrom (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) works of authorship (“Copyrights”); (d) computer software and firmware, including without limitation data files, source code, object code and software-related specifications and documentation (collectively “Software”); (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including without limitation those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), non-public information, and confidential information, business, technical and know-how information, and rights to limit the use or disclosure thereof by any Person (collectively “Trade Secrets”); (g) domain names; (h) all rights to claim authorship of any intellectual property, to object to or prevent the modification of any intellectual property, or to withdraw from circulation or control the publication or distribution of any intellectual property, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right” (collectively, “Moral Rights”) and (i) proprietary databases and data compilations and all documentation relating to the foregoing; and including without limitation in each case any and all (x) registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.
“Law” means all laws, statutes, rules, regulations, ordinances, codes, orders, constitutions, treaties, common law, judgments, decrees and other pronouncements or orders having the effect of law of any Governmental or Regulatory Authority.
“LBNL Sublicense” means that certain License Agreement by and between Purchaser and Seller attached as an exhibit to the Supply Agreement, to be executed and delivered at the Closing.
“Liabilities” means any and all assessments, losses, damages (compensatory, punitive or other), liabilities, obligations, commitments, reimbursements, costs and expenses of any kind or nature whatsoever, asserted or unasserted, known or unknown, accrued or unaccrued, actual, contingent, present or future.
“License Agreement” means a license agreement between Seller and Purchaser of even date herewith.
“Licensed Intellectual Property” means the Intellectual Property licensed to Purchaser under the License Agreement.

“Liens” means liens, pledges, conditions, restrictions on use, voting or transfer, claims, encumbrances, rights of first refusal, security interests, options or charges, or restriction of any kind.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that has or would reasonably be expected to have a material adverse effect on (a) one or more of the manufacture, distribution, marketing, sale or development of the Trapper Surgical Products, (b) the value of the Acquired Assets, or (c) the ability of Seller to consummate the Transaction contemplated hereby on a timely basis.
“Milestone Payment” means an amount equal to five hundred thousand dollars ($500,000).
“Net Revenues” means Revenues less all reasonably related expenses or other costs on sales or other commercial disposition of Trapper Surgical Products for:  (1) discounts, rebates and deductions accrued to customers (including group purchasing organizations) based on volumes and/or revenues, or any other cash deductions to wholesalers or distributors or to other customers for quantity purchases, prompt payments or other special conditions on sales of the Trapper Surgical Products (and not on any other products or services sold in conjunction with the Trapper Surgical Products); (2) credits, write-offs, collection fees, allowances or refunds, not exceeding the original invoice amount, for claims, returns, collections or bad debts, and any other allowances made for returned or deficient goods or services; (3) transportation expenses, including any and all carriage or insurance charges, packaging, freight, and costs of delivery except to the extent charged to or paid for by customer or for which Purchaser is otherwise reimbursed; and (4) sales, value added, and use taxes and other fees or taxes imposed by any government or governmental agency, including, but not limited to any import, export or customs duties, in each case, as determined in accordance with International Financial Reporting Standards, consistently applied (except as otherwise set forth in the definition of “Revenue” and this definition of “Net Revenue”).
For sake of clarity and avoidance of doubt, the sale or other commercial disposition of a Trapper Surgical Product by Purchaser or one of its Subsidiaries to an Affiliate of such Person or to a sublicensee of such Person for resale shall not be included in calculations of Revenues and Net Revenues, except where such an Affiliate or sublicensee is a customer of such Trapper Surgical Product. Subject to the foregoing, if a Trapper Surgical Product is sold or otherwise commercially disposed of (or placed with respect to Placed Products, except in the case of placement of Trapper Surgical Products for which the primary purpose of such placement is the receipt by Purchaser of clinical trial data) for consideration other than cash or in a transaction that is not at arm's-length between the buyer and the seller, then the gross amount to be included in the calculation of Revenues and Net Revenues shall be the amount that would have been invoiced had the transaction been conducted at arm'slength and for cash. Such amount that would have been invoiced shall be determined, wherever possible, by reference to the average selling price of such Trapper Surgical Product in arm's-length transactions during the relevant calendar month and in the relevant jurisdiction.
“Peri-Operative Field” means the field of use before, during or after surgery including ward admission, anesthesia, surgery and recovery.

“Permits” means all permits, licenses, clearances, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from any Governmental or Regulatory Authority.
“Permitted Liens” means all (i) mechanics', carriers', workmen's, repairmen's, warehousemen's or other like Liens arising or incurred in the ordinary course of business and Liens for Taxes and other governmental charges which are not yet due and payable; (ii) Liens in favor of Purchaser or its Affiliates; and (iii) those items set out on Schedule 1.01(a), which do not, individually or in the aggregate, materially impair the value or continued use and operation of the assets to which they relate.
“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, Governmental or Regulatory Authority, or any other form of legal entity not specifically listed herein.
“Placed Products” means any Trapper Surgical Product that is placed in a hospital where Purchaser retains ownership and derives revenue in relation to use of the Trapper Surgical Product on an ongoing basis including through rental charges, usage fees, or consumable product sales.
“Post-Closing Tax Period” means any taxable period beginning on or after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning on the Closing Date.
“Pre-Closing Tax Period” means any taxable period ending with or before the end of the day before the Closing Date and, with respect to any taxable period beginning before and ending on or after the Closing Date, the portion of such taxable period ending with the end of the day before the Closing Date.
“Purchaser Technology” means Intellectual Property owned, developed or licensed by Novadaq related to fluorescence imaging technology, except for Intellectual Property acquired or licensed by Novadaq pursuant to this Agreement.
“Representatives” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Restricted Business” means the manufacture, distribution, sale, marketing, development or other promotion, whether in the Unites States or anywhere else in the world, including pursuant to a license, of any Gamma Camera or Gamma Probe marketed and sold, or designed to be marketed and sold, into the Peri-Operative Field, and any associated product whose principal line of use is in the Peri-Operative Field.
“Revenue” means the gross amounts received by Purchaser or its Subsidiaries for the arms' length sale or other commercial disposition for cash consideration to non-Affiliates of such Person of any standalone Trapper Technology System and related disposable Gamma Probe and consumable products, as determined in accordance with International Financial Reporting

Standards, consistently applied (except as otherwise set forth in this definition of “Revenue” and the definition of “Net Revenue”).
“Seller's Knowledge” means the actual knowledge of Matthew Molchan, Jeffry Keyes, Virgil Lott and Todd Clyde, in each case after due inquiry; provided, that, Purchaser acknowledges that, as of July 1, 2013, Todd Clyde became a consultant to Seller and his status as a consultant to Seller from and after such date shall be taken into account for purposes of any determination of his due inquiry obligation hereunder.
“Subsidiary” means an entity as to which Seller or Purchaser or any other relevant entity, as the case may be, owns directly or indirectly 50% or more of the voting power or other similar interests. Any Person which comes within this definition as of the date of this Agreement but thereafter fails to meet such definition shall from and after such time not be deemed to be a Subsidiary of Seller or Purchaser or any other relevant entity, as the case may be. Similarly, any Person which does not come within such definition as of the date of this Agreement but which thereafter meets such definition shall from and after such time be deemed to be a Subsidiary of Seller or Purchaser or any other relevant entity, as the case may be.
“Supply Agreement” means that certain supply agreement between Purchaser and Seller related to the Seller's manufacture and supply of Trapper Modules and Detector Heads to the Purchaser.
“Tax” or “Taxes” means (i) all federal, state, local and foreign taxes, including, but not limited to, all federal state, local, or foreign income taxes (including any tax on or based upon net income, or gross income, or income as specially defined, or earnings or profits, or selected items thereof), payroll taxes, withholding taxes, excise taxes, value added taxes, sales taxes, use taxes, personal property taxes, use and occupancy taxes, business and occupation taxes, mercantile taxes, real estate taxes, gross receipts taxes, license taxes, employment taxes, severance taxes, stamp taxes, premium taxes, windfall profits, social security (or unemployment) taxes, disability taxes, transfer taxes, registration taxes, alternative or add-on minimum taxes, estimated taxes or capital stock and franchise taxes and other taxes and similar assessments of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, whether disputed or not, and (ii) any liability for any amount described in clause (i) of any Person under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.
“Taxing Authority” means any Governmental or Regulatory Authority exercising any authority to impose, regulate or administer the imposition of Taxes.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third Party” means any Person other than: (1) Purchaser or Seller, and (2) any Affiliates of Purchaser or Seller.
“Trapper Surgical Products” means the Trapper Technology System and/or disposable Gamma Probes and all associated products whose principal line of use is in the Peri-

Operative Field owned, developed, marketed or sold by Seller, including all Intellectual Property related thereto.
“Trapper Technology System” means the surgical lymphoscintigraphy gamma camera system owned, developed, marketed or sold by Seller, including both current and previous prototype versions of the system, in each case including all Intellectual Property related thereto.
“VAT” means any value added tax, goods and services tax or any other similar tax, including any sales tax, service tax, or use tax imposed by any Governmental or Regulatory Authority in any country at whatever level.
(b)    The following terms have the meanings given to such terms in the Sections set forth below:

Term	Section
Acquired Assets	2.01(a)
Acquisition Proposal	6.08
Additional Transfer Documents	3.01(c)(ix)
Agreement	Preamble
Allocation	9.05(a)
Assumed Liabilities	2.02(a)
Beta Units	2.01(a)(vii)
Bill of Sale	3.01(b)(ii)
BNL License	4.01(h)
Business	6.06
Claim Dispute Notice	10.04
Closing	3.01(a)
Closing Date	3.01(a)
Consideration	9.05
Dicom License	4.01(i)
Direct Claim Notice	10.04
Excluded Assets	2.01(b)
Excluded Liabilities	2.02(b)
FDA Permits	2.01(a)(ii)
Final Allocation	9.05(b)
Indemnified Party or Indemnified Parties	10.02
License Agreement	3.01(b)(v)
Losses	10.01
Party or Parties	Preamble
Patent Assignment Agreement	3.02(b)(iii)
Payment Period	3.02(b)
Product Inventory	2.01(a)(vi)

Product Royalties	3.02(d)
Purchase Price	3.02(a)
Purchaser	Preamble
Purchaser Indemnitees	10.01
Quarterly Report	3.02(e)
Restricted Period	6.04(a)
Royalty Period	3.02(d)
Sales Milestone	3.02(c)
SEC	6.06
Seller	Preamble
Seller Indemnitees	10.02
Service Agreement	3.01(b)(vii)

Section 1.02.         Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” (except as otherwise noted herein). The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein); (ii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (iii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase does not mean simply “if”; (iv) all references herein to Articles, Sections, Exhibits or Schedules shall be construed to refer to Articles, Sections, Exhibits and Schedules of this Agreement; and (v) the headings contained in this Agreement or any Exhibit or Schedule and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in the Exhibits and Schedules attached hereto but not otherwise defined therein, shall have the meaning as defined in this Agreement. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions of this Agreement.
ARTICLE II

PURCHASE AND SALE OF ACQUIRED ASSETS

Section 2.01.        Purchase and Sale.

(a)Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller, free and clear of all Liens, all right, title and interest of Seller in the assets, properties and rights specifically related to the Trapper Surgical Products or the distribution, sale, marketing or development thereof (the “Intended Use”), whether real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including the following assets, properties and rights of Seller (collectively, the “Acquired Assets”):

(i)the following (collectively, the “Transferred Intellectual Property”):
(A)those Trademarks (whether registered or not), and domain name registrations of Seller specifically used with, specifically held for use with, or specifically related to the Trapper Surgical Products, which are set forth on Exhibit 2.01(a)(i)(A), together with all extensions and renewals thereof (the “Transferred Marks”);
(B)those Copyrights (whether registered or not) of Seller and its Subsidiaries specifically used with, specifically held for use with, or specifically related to the Trapper Surgical Products, which are set forth on Exhibit 2.01(a)(i)(B), together with all extensions and renewals thereof (the “Transferred Copyrights”); and
(C)those Patents of Seller specifically used with, specifically held for use with, or specifically related to with the Trapper Surgical Products, which are set forth on Exhibit 2.01(a)(i)(C), together with all extensions and renewals thereof (the “Transferred Patents”);
(ii)all governmental, regulatory filings, correspondence, submissions, marketing authorizations, Permits, registrations (including product registration data), regulatory clearances, certificates, approvals, variances, consents and similar items of Seller with the FDA specifically related to the Trapper Surgical Products (the “FDA Permits”), including those related to marketing, pricing or reimbursement approval, all of which are set forth on Exhibit 2.01(a)(ii) (such listed FDA Permits, the “Transferred FDA Permits”);
(iii)to the extent transferrable, all state governmental and federal governmental (other than the FDA Permits), regulatory filings, correspondence, submissions, marketing authorizations, permits, licenses, registrations (including product registration data), regulatory clearances, certificates, approvals, variances, consents and similar items of Seller and its Subsidiaries specifically related to the Trapper Surgical Products (“State Permits”), including those related to marketing, pricing or reimbursement approval, all of which are set forth on Exhibit 2.01(a)(iii) (such listed State Permits, the “Transferred State Permits”);
(iv)the Contracts specifically related to the Trapper Surgical Products, all of which are set forth on Exhibit 2.01(a)(iv) (the “Transferred Contracts”) and all rights and claims of Seller arising under or with respect to the Transferred Contracts;
(v)all books and records prepared and maintained by Seller as of the Closing Date that specifically relate to the Trapper Surgical Products (“Books and Records”);

(vi)all inventory of the Trapper Surgical Products owned by the Seller, including but not limited to, the existing finished quantities, work in process, raw materials, materials (including but not limited to, packaging materials and other collateral), stores and supplies, as well as any current or previous trade, sample or prototype inventories owned by Seller of the Trapper Surgical Products, all of which are set forth on Exhibit 2.01(a)(vi) (the “Product Inventory”);
(vii)All inventories, equipment, machinery, tooling, tools, dies, jigs, assembly boards, patterns, molds and other tangible personal property specifically related to the Trapper Technology Systems beta units and probes, all of which is set forth on Exhibit 2.01(a)(vi) (the “Beta Units”);
(viii)copies of (A) all current marketing and sales materials, customer lists and information specific to the Trapper Surgical Products and (B) all books, ledgers, files, reports, data, plans and records specific to the Trapper Surgical Products;
(ix)(a) all documentation supporting the costs related to building Trapper Surgical Products (including the identification of suppliers and vendors, the cost of parts, and the cost of labor), (b) all engineering diagrams, manufacturing and assembly instructions, testing instructions, know-how, trade secrets, and all correspondence with external consultants and physicians, in each case specific to the Trapper Surgical Products, and (c) all clinical materials (including filing documents and correspondence with the FDA and equivalent regulatory bodies), know-how, trade secrets, and all clinical data and copies of correspondence with external consultants and physicians, in each case specific to the Trapper Surgical Products which were used in clinical trials in the peri-operative setting ((a) through (c) collectively, the “Product Documentation”);
(x)all claims, causes of action or other rights of the Seller, if any, including the right to sue for past infringement, arising out of any of the Acquired Assets arising before, on or after the Closing Date; and
(xi)any goodwill associated with the Acquired Assets.
(b)Purchaser is not purchasing or acquiring, and Seller is not selling or assigning, any assets or properties of Seller or any of its Affiliates that are not specifically listed above, and all such other assets and properties shall be excluded from the Acquired Assets (the “Excluded Assets”).
Section 2.02.        Assumed Liabilities.
(a)Subject to the conditions of this Agreement, Purchaser shall pay, perform and discharge all Liabilities related to the Acquired Assets arising after the Closing in connection with the Purchaser's ownership or use of the Acquired Assets after the Closing (collectively, the “Assumed Liabilities”).
(b)Purchaser shall not assume and shall not be responsible to pay, perform or discharge any other Liabilities of Seller or any of its Affiliates, of any kind or nature whether known, unknown, contingent or otherwise, including, without limitation, (i) the payment of any royalty payments owed by Seller or any of its Affiliates to any Third Parties with respect to the use of the Acquired Assets after Closing and (ii) any liability of the Seller for Taxes or liability for Taxes related to the Business or the Acquired Assets for (x) any taxable period ending with or before the end of the day before the Closing Date or (y) any Straddle Period that are allocable to the portion of such Straddle Period ending with the end of the day before the Closing Date (as determined in accordance with Section 9.06), in each case whether arising in connection with the consummation of the transactions contemplated by this Agreement or otherwise (including any income Taxes arising because Seller is transferring the Acquired Assets), and any Transfer Taxes in accordance with Section 9.03 hereof, other than the Assumed Liabilities (the “Excluded Liabilities”).
Section 2.03.        Consents of Third Parties.
(a)Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any asset (including any Contract) or any claim, right or benefit arising under or resulting from any such asset (including any Contract), if the assignment or transfer thereof, without the consent of a Third Party, would constitute a breach or other contravention of the rights of such Third Party or be unlawful. If any transfer or assignment by Seller to, or any assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any asset (including any Contract), or any claim, right or benefit requires the consent of a Third Party, then such transfer or assumption shall be made subject to such consent being obtained.
(b)If any such consent is not obtained prior to the Closing, (i) Seller shall use its reasonable best efforts following the Closing to obtain such consents, and (ii) Seller and Purchaser shall cooperate (each at their own expense) in any lawful and reasonable arrangement reasonably proposed by Purchaser under which Purchaser shall obtain the economic claims, rights and benefits under the asset (including any Contract) or related claim, right or benefit with respect to which the consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to Purchaser of any and all rights of Seller against the other party to such Contract arising out of a breach or cancellation thereof by the other party, and (ii) the enforcement by Seller of such rights at the direction of Purchaser.
ARTICLE III
CLOSING
Section 3.01.        Closing.
(a)The closing of the Acquisition (the “Closing”) shall be held at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, NY 10036, or remotely by exchange of electronic copies of the agreements, documents, certificates and other instruments set forth in Section 3.01(b) and Section 3.01(c) if mutually agreed by the Parties, at 10:00 a.m. on the date which is three (3) Business Days after the conditions to the Closing set forth in Section 4.01 and Section 4.02 shall have been satisfied or waived (other than those conditions which by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) or such other date as mutually agreed upon by the Parties. The date on which the

Closing shall occur is hereinafter referred to as the “Closing Date”. The Closing shall be deemed to be effective as of 12:00:01 a.m. eastern standard time on the Closing Date.
(b)At the Closing, Purchaser shall deliver or cause to be delivered to Seller:
(i)an amount equal to the Closing Consideration by wire transfer of immediately available funds denominated in Dollars to a bank account designated in writing by Seller at least two (2) Business Days prior to the Closing Date;
(ii)an executed counterpart of the Bill of Sale, in the form attached hereto as Exhibit 3.01(b)(ii) (the “Bill of Sale”);
(iii)an executed counterpart of the Patent Assignment Agreement, in the form attached hereto as Exhibit 3.01(b)(iii) (the “Patent Assignment Agreement”).
(iv)an executed counterpart of the License Agreement, in the form attached hereto as Exhibit 3.01(b)(iv);
(v) an executed counterpart of the Supply Agreement, in the form attached hereto as Exhibit 3.01(b)(v);
(vi)an executed counterpart of the Service Agreement, in the form attached hereto as Exhibit 3.01(b)(vi) (the “Service Agreement”);
(vii)an executed counterpart of the LBNL Sublicense, in the form attached hereto as Exhibit 3.01(b)(vii); and
(viii)an executed certificate, prepared in accordance with Treasury Regulations Section 1.1445-2(b), certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
(c)At the Closing, Seller shall deliver or cause to be delivered to Purchaser:
(i)an executed counterpart of the Bill of Sale;
(ii)an executed counterpart of the Patent Assignment Agreement;
(iii)an executed counterpart of the License Agreement;
(iv)an executed counterpart of the Supply Agreement;
(v)an executed counterpart of the Service Agreement;
(vi)such other executed instruments of transfer, conveyance and assignment as the Purchaser may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Purchaser of all right, title and interest in and to the Acquired Assets (the “Additional Transfer Documents”);
(vii) such assignments and other documents, certificates and instruments as reasonably requested by Purchaser for Purchaser's filing with the applicable registries and other recording authorities to record the transfer of the Transferred Intellectual Property in accordance with applicable Law;
(viii)a certificate, dated as of the Closing Date, executed by an authorized officer of Seller, in his or her capacity as such, confirming the satisfaction of the conditions specified in Section 4.01(b) and Section 4.01(c); and
(ix)proof of delivery, which shall be reasonably satisfactory to Purchaser in its sole discretion, of all Acquired Assets (other than the materials necessary to assemble two Trapper Technology Systems and two Gamma Probes at the Seller's Poway, CA facility and other than those items included in the Product Inventory list that Seller does not possess as of the Closing) consisting of physical assets to Purchaser's British Columbia facility, including without limitation all Books and Records, Transferred Contracts, Product Inventory, and Product Documentation (with the understanding that all shipping costs and expenses associated with the delivery of such Acquired Assets shall be split 50/50 by Seller and Purchaser); provided, that, with respect to those items referenced above in this clause (ix) that Seller does not possess as of the Closing, Seller will ship such items promptly following its receipt of such items from its applicable supplier.
Section 3.02.        Purchase Price.
(a)    The aggregate consideration (the “Purchase Price”) for the Acquired Assets includes the assumption of the Assumed Liabilities and the following consideration:
(i)the Closing Consideration;
(ii)the Deferred Consideration;
(iii)the Sales Milestone; and
(iv)the Product Royalties.
(b)Purchaser shall pay to Seller the Deferred Consideration in cash within thirty (30) days (the “Payment Period”) of the receipt by Purchaser or any Affiliate thereof of the 510(k) clearance for either (i) a stand-alone Trapper Surgical Product (i.e., a product comprised solely of technology included in the Acquired Assets) or (ii) a product comprised of both technology included in the Acquired Assets and Purchaser Technology. Purchaser shall pay to Seller the Deferred Consideration by wire transfer in immediately available funds to an account or accounts designated in writing by Seller at least two (2) Business Days prior to the time for such payment.
(c) Within thirty (30) days after the end of the month in which the cumulative Net Revenues of the Purchaser and its Subsidiaries, on a consolidated basis, equal or exceed seven hundred and fifty thousand dollars ($750,000) (the "Sales Milestone"), then Purchaser shall pay to Seller the Milestone Payment in cash by wire transfer in immediately available funds to an account or accounts designated in writing by Seller at least two (2) Business Days prior to the time for such payment. Notwithstanding anything contained herein to the contrary, Revenues for (i) stand-alone Trapper Surgical Products (i.e., products comprised solely of technology included in the Acquired Assets) and/or (ii) products comprised of both technology included in the Acquired Assets and Purchaser Technology shall count towards the Sales Milestone.
(d)Purchaser shall pay to Seller royalty payments in cash (the “Product Royalties”) each calendar quarter (or portion of a calendar quarter, as applicable) commencing on the date of the first commercial sale of Trapper Surgical Products and ending on the five-year anniversary thereof (the “Royalty Period”) as follows:
(i)in the event that ownership of a Trapper Surgical Product is transferred to an end-user customer (e.g., hospital or other medical center) and (x) Net Revenues for such Trapper Surgical Product exceeds (y) the product of Cost of Goods Sold for such Trapper Surgical Product multiplied by two, then Purchaser shall pay to Seller an amount in dollars equal to 5% of Net Revenues for such Trapper Surgical Product;
(ii)in the event that ownership of a Trapper Surgical Product is transferred to an end-user customer (e.g., hospital or other medical center) and (x) the product of Cost of Goods Sold for such Trapper Surgical Product multiplied by two exceeds (y) Net Revenues for such Trapper Surgical Product, then Purchaser shall pay to Seller an amount in dollars equal to 5% of the product of Cost of Goods Sold for such Trapper Surgical Product multiplied by two; and
(iii)in the event that a Placed Product is placed at an end-user customer (e.g., hospital or other medical center), no royalties shall be payable by Purchaser to Seller at the time of such placement of the Trapper Surgical Product and, instead, Purchaser shall pay to Seller an amount equal to 5% of net revenues of Purchaser and its Subsidiaries on a consolidated basis in relation to or as derived from such customer's use of such Trapper Surgical Product including through rental charges, usage fees, or consumable product sales (with such determination of net revenues made in accordance with International Financial Reporting Standards, consistently applied);
provided, that:
(A)any Product Royalties shall be reduced by 50% of the amount of any license fees or royalties payable by Purchaser to either Seller or a Third Party pursuant to either (i) the LBNL Sublicense, (ii) the BNL License, or (iii) any other license (excluding the Dicom License) required to practice gamma camera and/or gamma probe functionality in the Peri-Operative Field as described in the current Product Requirement Specifications of the Trapper Surgical Products and as described in digirad210appaf.pdf  invention disclosure set forth on Schedule 3.02(d)(iii)(A); provided, that, any license fees or royalties payable related to a Trapper Surgical Product described in Section 3.02(d)(iii)(F) below shall not reduce any Product Royalties;
(B)any Product Royalties shall be reduced by the amount of any fees payable by Purchaser to Merge pursuant to the Dicom License during the first two years of the Royalty Period; thereafter, these fees will no longer be deducted from the Product Royalties payable to the Seller;

(C)in the case of a Placed Product installed or invoiced within the Royalty Period, the Royalty Period shall be extended solely with respect to such Placed Product if necessary to ensure that Product Royalties are paid with respect to such Placed Product for a minimum two-year period (regardless of whether such two year-period extends beyond the end of the originally scheduled Royalty Period);
(D)Product Royalties shall not be payable on any demo systems that are placed in hospitals or other medical facilities, or systems that are intended for use in clinical trials;
(E)only revenues from sales and dispositions of any standalone Trapper Technology System and related disposable Gamma Probe and consumable products shall be included in Net Revenues for Trapper Surgical Products for purposes of Sections 3.02(d)(i) and 3.02(d)(ii); and
(F)revenues from sales of Trapper Surgical Products (a) comprised solely of Purchaser's technologies, or (b) comprised of both Purchaser Technology and technologies included in the Acquired Assets, shall not be included in Net Revenues for Trapper Surgical Products for purposes of Sections 3.02(d)(i) through 3.02(d)(iii).
(e) For each calendar quarter following the Closing and ending at the end of the Royalty Period (or such later date if the minimum two-year royalty period for Product Royalties extends beyond the originally scheduled Royalty Period for Placed Products set forth above in Section 3.02(d)(iii)(C)), no later than thirty (30) days following the end of each such calendar quarter, Purchaser shall deliver to Seller a written report with respect to such calendar quarter (the “Quarterly Report”) that sets forth in reasonable detail the Net Revenues, the gross sales and number of units sold of Trapper Surgical Products, the Cost of Goods Sold for each sold Trapper Surgical Products, the net revenues of any Placed Product, and the calculation of any Product Royalties due to Seller, in each case, for such calendar quarter, together with a reasonable status update, if any, with respect to Purchaser (or its Affiliate's) receipt of 510(k) clearance for a Trapper Surgical Product.
(f) Purchaser shall pay Seller all Product Royalties owed to Seller in arrears not later than thirty (30) days following the end of each calendar quarter during the Royalty Period. All payments of Product Royalties by Purchaser to Seller shall be made by wire transfer in immediately available funds to the same account used for the payment of the Closing Consideration (unless otherwise notified by Seller to Purchaser at least 2 days prior to such payment date).
(g) At reasonable times during normal business hours and upon reasonable notice provided to Purchaser, Purchaser shall permit Seller and its agents and representatives, to examine at its expense the financial books and records of Purchaser and its Affiliates related to the calculation of the Product Royalties set forth in such Quarterly Report, to the extent necessary for the exercise of Seller's right to object to Purchaser's calculation of the amounts set forth in such Quarterly Report; provided, that, Seller shall have the right to conduct such examination no more than one (1) time per calendar year and Seller shall have the right to conduct such examination with respect to Quarterly Reports for the three year period prior to the date of such examination; provided, further, that, Seller shall have the right to conduct such examination more than one (1) time per calendar year (and without limitation on the scope of Quarterly Reports that can be so examined) solely to the extent reasonably required to comply with royalty obligations of Seller to its licensors. Seller agrees that it shall hold all information acquired during such examination in strict confidence and shall use such information only for the limited purpose set forth in the immediately preceding sentence; provided, however, that such information may be provided to employees, representatives and independent contractors of Seller who have a reasonable need to know such information in furtherance of Seller's right to object to Purchaser's calculation of the amounts set forth in the Quarterly Reports and who are subject to contractual or professional confidentiality obligations.
(h)In the event that there occurs a Change of Control of Purchaser, then, unless the acquirer or successor to Purchaser or its business agrees in writing to expressly assume the obligations of Purchaser under this Section 3.02, then, on the closing date of such Change of Control, the Deferred Consideration and Milestone Payment shall become immediately due and payable and such amounts shall be paid to Seller in cash by wire transfer of immediately available funds. The term “Change of Control” means any of the following events: (i) the acquisition of the Purchaser by another Person (or group of Persons) by means of any transaction or series of related transactions to which the Purchaser is party (including any stock acquisition, reorganization, merger, consolidation or similar transaction) other than a transaction or series of related transactions in which the holders of the voting securities of the Purchaser outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of the voting securities of the Purchaser held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Purchaser or such other surviving or resulting entity, as applicable (or if the Purchaser or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or (ii) a sale or other disposition of all or substantially all of the assets of the Purchaser by means of any transaction or series of related transactions.
(i)Seller shall have the right to dispute in good faith any items in, or components of, any Quarterly Report furnished by Purchaser to Seller by written notification to Purchaser of the nature and basis of such dispute (an “Quarterly Report Dispute Notice”) within thirty (30) days after Seller's receipt of such Quarterly Report. In the event the Quarterly Report Dispute Notice is timely given by Seller, Purchaser and Seller shall first use their diligent good faith efforts to resolve such dispute between themselves. If the parties are unable to resolve the dispute within thirty (30) days after delivery of the Quarterly Report Dispute Notice, then any remaining items in dispute shall be submitted to an independent nationally recognized accounting firm reasonably acceptable to Purchaser and Seller (the “Independent Accountant”) to resolve the disputed items and to make a final determination of the disputed items. The Independent Accountant's role shall be limited to resolving such disputed items and determining the correct calculations to be used on only the disputed items in the Quarterly Report, and the Independent Account shall not make any other determination, including any determination as to whether any of the non-disputed items in the Quarterly Report are correct. The Independent Accountant shall not assign a value to any item greater than the greatest value for such item claimed by Purchaser or Seller or less than the smallest value for such item claimed by Purchaser or Seller and shall be limited to the selection of either Purchaser's or Seller's position on a disputed item (or a position in between the positions of Purchaser and Seller) based solely on presentations and supporting material provided by the parties and not pursuant to any independent review. All determinations by the Independent Accountant pursuant to this paragraph shall be in writing and delivered to Purchaser and Seller, and shall be final and binding on all parties, absent manifest error. The fees and expenses of the Independent Accountant in connection with the resolution of disputes pursuant to paragraph shall be shared by Purchaser and Seller in proportion to the amounts by which their proposals differed from the Independent Accountant's final determination.
(j)Purchaser agrees to not act in bad faith with respect to achieving the events which result in the payment of the Deferred Consideration, Milestone Payment and Product Royalties (which agreement by Purchaser includes, but is not limited to, Purchaser agreeing not to take or permitting to be taken any action the sole intent or purpose of which is to reduce or eliminate the Deferred Consideration, Milestone Payment or Product Royalties); provided, that Seller expressly acknowledges and agrees that any actions Purchaser takes or fails to take with respect to the Trapper Surgical Products shall not be deemed to be in violation of this Section 3.03(j) if made by Purchaser in the exercise of its good faith business judgment including, without limitation, determining in its good faith business judgment to discontinue any or all of the Trapper Surgical Products in their entirety. Furthermore, without limiting the foregoing, Purchaser acknowledges and agrees that it currently intends to file a 510(k) clearance application with the FDA with respect to a stand-alone Trapper Surgical Product as promptly as practicable following the Closing.
(k)In the event that (i) the Seller sells a product to Purchaser pursuant to the Supply Agreement that is a Licensed Product (as defined in the Digirad/LBNL License) (the “Licensed Supply Product”), (ii) the Purchaser uses such Licensed Supply Product in a Trapper Surgical Product, (iii) the Selling Price (as defined in the Digirad/LBNL License) for such Trapper Surgical Product is greater than the Selling Price of the Licensed Supply Product, and (iv) LBNL asserts that the royalty payment for such Licensed Product due under the Digirad/LBNL License should be based upon the Selling Price of such Trapper Surgical Product instead of the Selling Price of such Licensed Supply Product, then Purchaser and Seller shall promptly meet in good faith to determine whether or not to challenge such assertion. If the Purchaser and Seller agree to challenge whether or not to challenge such assertion. If the Purchaser and Seller agree to challenge such assertion, then all of the decisions made with respect to challenging such assertion shall be jointly made by Purchaser and Seller in good faith and the costs and expenses of such challenge shall be borne equally by Purchaser and Seller. In the event that the Purchaser and Seller agree not to challenge such assertion or, if after agreeing to challenge such assertion, later agree to abandon such challenge, then (i) any increase to a royalty payment that would otherwise be payable by Seller to LBNL pursuant to the Digirad/LBNL License if based on the Selling Price of a Licensed Supply Product shall be borne equally by Purchaser and Seller, and (ii) the amount of such increased royalty payment that is borne by Purchaser shall be deemed to be a royalty payment made pursuant to the LBNL Sublicense for purposes of Section 3.02(d)(iii)(A). Notwithstanding the foregoing, in the event that the series of events set forth in the first sentence of this Section 3.02(k) relates to the sale of a Trapper Surgical Product that does not result in Product Royalties being payable to Seller, then Purchaser shall have the sole right to determine whether or not to challenge LBNL's assertion with respect to such Trapper Surgical Product (and Seller agrees to take all actions as reasonably requested by Purchaser (at Purchaser's expense) in connection therewith), and any increase to a royalty payment that would otherwise be payable by Seller to LBNL pursuant to the Digirad/LBNL License if based on the Selling Price of a Licensed Supply Product shall be borne solely by Purchaser.
(l) In the event that the Seller sells to Purchaser a Licensed Supply Product, and the royalty due from Purchaser to LBNL on such sale, as determined pursuant to the LBNL MOU, exceeds one and one half percent (1.50%) of the Selling Price (as defined in the Digirad/LBNL License), then (i) the amount by which the royalty due from Purchaser to LBNL on such sale exceeds one and one half percent (1.50%) of the Selling Price shall be borne equally by Purchaser and Seller, and (ii) the amount of such increased royalty payment that is borne by Purchaser shall be deemed to be a royalty payment made pursuant to the LBNL Sublicense for purposes of Section 3.02(d)(iii)(A).
Section 3.03.        Withholding. Purchaser shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable pursuant to this Agreement (including the Purchase Price) all amounts required to be deducted and withheld under applicable law. Any amounts so deducted and withheld and timely remitted to the appropriate Governmental or Regulatory Authority shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.
ARTICLE IV
CONDITIONS TO CLOSING
Section 4.01.         Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the closing of the Acquisition is subject to the satisfaction (or written waiver by Purchaser) as of the Closing of the following conditions:
(a)No Injunctions or Restraints. No Law, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental or Regulatory Authority or other legal restraint or prohibition by a Governmental or Regulatory Authority shall be pending or in effect seeking to prevent or preventing the Acquisition.
(b)Accuracy of Representations and Warranties. All of the representations and warranties made by Seller in ARTICLE V shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such date (except that any representations and warranties that are made only as of a specified date shall be true and correct only as of a specified date shall be true and correct only as of such date)
(c)Performance of Covenants. The covenants and obligations that Seller is required to perform or comply with under this Agreement on or before the Closing Date shall have been duly performed and complied with by Seller.

(d)Deliverables. Purchaser shall have received each of the items set forth in Section 3.01(c).
(e)No Material Adverse Effect. No Material Adverse Effect shall have occurred and be continuing.
(f)No Recalls. No Governmental or Regulatory Authority shall have initiated a generally recall of any Product.
(g)Required Approvals. All authorizations, consents and approvals of any third party or Governmental or Regulatory Authority set forth on Schedule 4.01(g) shall have been obtained and shall be in full force and effect.
(h)BNL License. Purchaser shall have entered into a License Agreement with BNL for the non-exclusive use of United States Patent No. 5,793,254 and United States Patent No. 6,512,399, which such License Agreement shall be satisfactory to Purchaser in its sole discretion (the “BNL License”).
(i)LBNL License. Purchaser and Seller shall have entered into a binding memorandum of understanding (the “LBNL MOU”) with The Regents of the University of California through the Ernest Orlando Lawrence Berkeley National Laboratory (“LBNL”) for use of the Licensed Patents (as defined in the License Agreement between LBNL and Digirad executed on May 19, 1999 (the “Digirad/LBNL License”)), pursuant to which LBNL would agree to assume and accept the assignment of the LBNL Sublicense and Seller's obligations thereunder, such that the LBNL Sublicense will be a direct agreement between LBNL and Purchaser, effective in the event that the Digirad/LBNL License is terminated for any reason or Purchaser for any reason loses the benefits of the LBNL Sublicense.
(j)Dicom License. Purchaser shall have entered into a License Agreement with Merge for use of the Cedara Dicom software, which such License Agreement shall be satisfactory to Purchaser in its sole discretion (the “Dicom License”).
Section 4.02.     Conditions to Obligations of Seller. The obligation of Seller to effect the closing of the Acquisition is subject to the satisfaction (or written waiver by Seller) as of the Closing of the following conditions:
(a) No Injunctions or Restraints. No Law, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental or Regulatory Authority or other legal restraint or prohibition by a Governmental or Regulatory Authority shall be pending or in effect seeking to prevent or preventing the Acquisition.
(b)Accuracy of Representations and Warranties. All of the representations and warranties made by Purchaser in ARTICLE VII shall be true and correct as of the Closing Date as though such representations and warranties were made at such date (except that any representations and warranties that are made only as of a specified date shall be true and correct only as of such date).

(c)Performance of Covenants. The covenants and obligations that Purchaser is required to perform or comply with under this Agreement on or before the Closing Date shall have been duly performed and complied with by Purchaser.
(d)Deliverables. Seller shall have received each of the items set forth in Section 3.01(b).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Schedules attached hereto, Seller hereby represents and warrants to Purchaser as follows:
Section 5.01.        Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Seller has the requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. Schedule 5.01 sets forth each jurisdiction in which Seller is licensed or qualified to do business with respect to its ownership and operation of the Acquired Assets, and Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership or operation of the Acquired Assets as currently conducted makes such licensing or qualification necessary. All corporate acts and other proceedings required to be taken by Seller to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Seller and, assuming this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Purchaser, constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and to general equitable principles.
Section 5.02.        No Conflicts; Consents.

(a)Except as set forth on Schedule 5.02(a), the execution and delivery of this Agreement and the Ancillary Agreements by Seller do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, (i) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or result in the creation of any Lien upon any of the Acquired Assets under, any provision of Seller's certificate of incorporation or by-laws (or the comparable governing instruments), or (ii) materially conflict with, or result in any material violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or result in the creation of any Lien upon any of the Acquired Assets under, any provision of any Contract to which Seller is a party and by which it or any Acquired Assets are bound, or any judgment, order, decree, or Law applicable to Seller or its properties or assets.

(b)Except as set forth in Schedule 5.02(b), no consent, approval, license, Permit, order or authorization of, or registration, declaration or filing with, any Governmental or Regulatory Authority is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.
Section 5.03.         Title to Acquired Assets. Seller has good and valid title to, or a valid leasehold interest or license in, all of the Acquired Assets. All such Acquired Assets (including leasehold interests or licenses) are free and clear of Liens except for Permitted Liens.
Section 5.04.         Sufficiency of Assets. Except as set forth in Schedule 5.04, the Acquired Assets and the Licensed Intellectual Property constitute all of the assets, rights, Intellectual Property rights or property (other than (x) any commercially available“off-the-shelf” or “shrink-wrap” software, and (y) administrative, finance and other infrastructure and back office information technology systems, networks and software) owned or used by Seller or its Affiliates specifically related to the Trapper Surgical Products.
Section 5.05.        Product Liability. Neither Seller nor any of its Affiliates nor, to the Seller's Knowledge, any Trapper Surgical Products has been subject to any recall initiated or requested by any Governmental or Regulatory Authority with respect to the Trapper Surgical Products.
Section 5.06.        Intellectual Property.
(a)Except as set forth in Schedule 5.06(a), Seller or its Affiliate owns, or as of the Closing Date will own, all of the Transferred Intellectual Property, free and clear of all Liens (except (i) to the extent licensed from Third Parties, (ii) for any Liens in favor of Purchaser or its Affiliates, and (iii) for any Liens that will be terminated on or prior to the Closing Date), adverse claims or other restrictions, or any requirement of any past, present or future royalty payments, and the consummation of the Acquisition will not conflict with, alter or impair any such rights in any material respect.
(b)None of the Transferred Intellectual Property is or has been involved in any opposition, cancellation, interference, reissue or reexamination proceeding, or currently is the subject of any judicial, administrative or arbitral order, award, decree, injunction, stipulation or any lawsuit, or other judicial, administrative or arbitral proceeding.
(c)Except as set forth in Schedule 5.06(c), none of Seller or its Affiliates have granted any options, licenses or agreements relating to the Transferred Intellectual Property or, with respect to the Trapper Surgical Products, relating to the Licensed Intellectual Property owned by Seller or its Affiliates except (i) non-exclusive implied licenses to end-users in the ordinary course of business, (ii) options, licenses or agreements with Purchaser or its Affiliates, (iii) options, licenses or agreements that will be terminated on or prior to the Closing Date, and (iv) Transferred Contracts. Except as set forth in Schedule 5.06(c), as of the date hereof, none of Seller or its Affiliates is bound by or a party to any material options, licenses or agreements of any kind for intellectual property of any Third Party relating to the Trapper Surgical Products, except (i) options, licenses or agreements with Purchaser or its Affiliates, (ii) options, licenses or agreements that will be terminated on or prior to the Closing Date, and (iii) Transferred Contracts.
(d)To Seller's Knowledge, the Transferred Intellectual Property is enforceable and in full force and effect. None of Seller or its Affiliates have received any written notice alleging that any of the Transferred Intellectual Property or the Licensed Intellectual Property owned by Seller or its Affiliates is invalid or unenforceable, or challenging Seller's ownership of or right to use any such rights. Each of the registrations and recordations of the Transferred Intellectual Property is held and/or recorded in the name of Seller, is in full force, enforceable, has been duly applied for and registered in accordance with applicable Law, including without limitation in the case of Patents the duty of candor, and all past or outstanding maintenance obligations have been satisfied.
(e)To Seller's Knowledge, the Trapper Surgical Products and the Intended Use of the Trapper Surgical Products as currently existing or conducted do not infringe, misappropriate or violate, the Intellectual Property Rights of any Third Party, and none of Seller or its Affiliates have received any written cease and desist, invitation to license or other notice alleging, expressly or implicitly, that Seller requires any license with respect to, or is infringing, misappropriating or violating the Intellectual Property Rights of any Third Party. None of Seller or its Affiliates is subject to any order, decree, injunction, or stipulation barring or limiting Seller's use of any Intellectual Property Rights, and Seller is not a party to any past, pending or threatened, action, lawsuit, or any other judicial, arbitral or administrative proceeding relating to any Intellectual Property Rights, including without limitation involving any claim that Seller infringed, misappropriated or violated the Intellectual Property Rights of any Third Party.
(f)Seller and its Affiliates have taken commercially reasonable and appropriate steps to protect and maintain the Transferred Intellectual Property and the Licensed Intellectual Property owned by Seller or its Affiliates.
(g) All rights of inventors, authors and other persons who participated in the development of the Transferred Intellectual Property and the Licensed Intellectual Property owned by Seller or its Affiliates have been duly assigned to Seller or its Affiliates pursuant to a written agreement, and have been duly recorded if and to the extent required in accordance with applicable Law. Seller and its Affiliates have a policy to secure and has secured from all employees, consultants and contractors who contribute or have contributed to the creation or development of any of the Transferred Intellectual Property and the Licensed Intellectual Property owned by Seller or its Affiliates, a written agreement assigning to Seller or its Affiliates all rights to such contributions, which agreement includes a present tense assignment of future inventions, and which agreement assigns to Seller or its Affiliates all Moral Rights to such contributions or includes a waiver from such employees, consultants and contractors of any Moral Rights in to such contributions to the extent permitted by applicable law.
(h)To Seller's Knowledge, no third party has or is infringing on, misappropriating or otherwise violating any Transferred Intellectual Property or the Licensed Intellectual Property owned by Seller or its Affiliates. None of Seller or its Affiliates have sent any written notice to or asserted or threatened any action or claim against any Third Party involving or relating to any Transferred Intellectual Property or Licensed Intellectual Property owned by Seller or its Affiliates.
(i)Seller has not sought or procured a “freedom to operate” opinion or analysis from patent counsel with respect to any Transferred Intellectual Property or the Intended Use of the Trapper Surgical Products.
Section 5.07.        Tax Returns. All material Tax Returns required to be filed by Seller with respect to the Business or the Acquired Assets have been duly filed on a timely basis (taking into account any valid extensions of time) and each such Tax Return is true, complete and correct in all material respects. All material Taxes owed by Seller relating to the Business or the Acquired Assets (whether or not shown on any Tax Return) have been timely paid. There are no proposed assessments of Tax against Seller with respect to the Business or any Acquired Asset, or any Liens with respect to Taxes on any of the Acquired Assets. Seller has withheld or collected and remitted (or set aside for payment when due) all material Taxes relating to the Business or the Acquired Assets required to be withheld or collected and remitted in connection with amounts paid or owing to any other Person. There is no audit, suit, dispute, claim or other proceeding in respect of Taxes of the Business that has been either claimed or raised in writing or, to Seller's Knowledge, threatened by any Taxing Authority with respect to the Business or any Acquired Asset. Seller has not granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes associated with the Business or any Acquired Asset. No Taxing Authority with which Seller does not file Tax Returns has asserted in writing that Seller is or may be subject to Taxes with respect to the Business. None of the Acquired Assets is (a) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (ii) an equity interest in any Person. Seller has not engaged in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2). For purposes of this Section 5.07, all references to Seller shall be deemed to include any Person that was merged with or was liquidated into Seller.
Section 5.08.        Transferred Contracts. Each Transferred Contract is valid, binding, in full force and effect and enforceable by Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity. As of the date hereof and as of the Closing Date, Seller has performed in all material respects all obligations required to be performed by it under each Transferred Contract and is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to Seller's knowledge,no other party to any Transferred Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder.
Section 5.09.        Litigation. Except as set forth in Schedule 5.09, as of the date hereof, there are no (a) outstanding judgments, orders, injunctions or decrees of any Governmental or Regulatory Authority or arbitration tribunal against Seller related to any of the Acquired Assets, (b) lawsuits, actions or proceedings pending or, to the knowledge of Seller, threatened against Seller related to any of the Acquired Assets, or (c) investigations by any Governmental or Regulatory Authority which are pending or, to the knowledge of Seller, threatened against Seller related to any of the Acquired Assets.

Section 5.10.        Compliance With Laws; Permits.
(a)    Seller has complied in all material respects for the past three years, and is currently in compliance in all material respects, with all Laws applicable to the ownership and use of the Acquired Assets.
(b)    All material Permits required for Seller own and operate the Acquired Assets have been obtained by Seller and are valid and in full force and effect. All fees and charges with respect to such Permits have been paid in full. Schedule 5.10(b) lists all current Permits issued to Seller which are specifically related to the ownership and use of the Acquired Assets, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Schedule 5.10(b).
Section 5.11.        Suppliers. Schedule 5.11 sets forth a list of each supplier of each material and component used in each Trapper Surgical Product. Seller has not received any written or oral communication from any such supplier that which would be reasonably be expected to lead Seller to believe that any such supplier will terminate or adversely modify its business relationship with either the Seller or, post-Closing, the Purchaser. Seller has previously delivered (or made available) to Purchaser a bill of materials for each Trapper Surgical Product, as set forth on its Agile document management system (123010 Rev 03).
Section 5.12        Brokers or Finders. Except as set forth on Schedule 5.12, no agent, broker, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangement made by or on behalf of Seller or any of its Affiliates for which Purchaser will have any Liability.
Section 5.13.         Beta Unit. A Trapper Technology System has been built in which gamma camera functionality and depth camera functionality have been reasonably demonstrated to Purchaser.
Section 5.14.        Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Schedules to this Agreement or any certificate furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.
ARTICLE VI
CONVENANTS OF SELLER
Seller hereby covenants and agrees as follows:
Section 6.01.        Reserved.

Section 6.02.        Reserved.
Section 6.03.        Reserved

Section 6.04.        Competing Products
(a)Seller agrees that during the period commencing on the Closing Date and ending on the earlier of (1) the seventh anniversary of the Closing Date or (2) if Seller has not received any Product Royalties for any consecutive two-year period during the Royalty Period, the last day of such two-year period (the “Restricted Period”), Seller shall not directly or indirectly, (i) engage in or assist anyone other than Purchaser in engaging in the Restricted Business; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) knowingly cause, induce or encourage any actual or reasonably prospective client, customer, supplier or licensor of Purchaser with respect to the Intended Use of the Trapper Surgical Products (including any existing or former client or customer of Seller with respect to the Intended Use of the Trapper Surgical Products), or any other Person who has a business relationship with the Purchaser with respect to the Intended Use of the Trapper Surgical Products, to terminate or adversely modify any such actual or prospective relationship. Notwithstanding the foregoing, (w) Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person; (x) Purchaser acknowledges that ERGO Systems are currently manufactured, distributed, sold, marketed, developed and/or otherwise promoted by Seller as multi-purpose camera imaging systems, including for use in, but not marketed solely for use in, the Restricted Business, and agrees that Seller shall have the right to continue to manufacture, distribute, sell, market, develop and/or otherwise promote its ERGO Systems for use in the Restricted Business consistent in all material respects with its practices as of the Closing, except that Seller expressly agrees that it shall not modify the ERGO Systems in any way for the purpose of enhancing their use in the Peri-Operative Field, change its marketing strategy as in effect at the Closing to promote the ERGO System for use in the Peri-Operative Field to a greater extent than the manner in which such use is promoted as of the Closing (e.g., by moving the use of the ERGO System in the Peri-Operative Field to a more prominent position in any current list of uses for the ERGO System, emphasizing the use of the ERGO System in the Peri-Operative Field by formatting or highlighting references to such use in a manner that differs from the formatting or highlighting used in references to any other uses of the ERGO System, or any other change having a similar effect), or conduct clinical trials of the ERGO System in the Peri-Operative Field, and (y) nothing contained herein shall, or is intended to, impact, impair or otherwise interfere with Seller's manufacturing, distribution, sales, marketing, development and/or otherwise promotion of products (as well as any modifications, updates, upgrades and new versions of such products heretofore or hereafter made) if such activities are not in violation of this Section 6.04(a).
(b)    During the Restricted Period, in the event that Seller becomes aware that any of its former employees or consultants are either disclosing any confidential information related to the Trapper Surgical Products or Intended Use of the Trapper Surgical Products, infringing upon any of the Transferred Intellectual Property or Licensed Intellectual Property, it agrees that it shall at the direction of Purchaser use its reasonable best efforts to enforce any rights it may have, whether pursuant to Law, contract or otherwise, against such former employees in order to prevent such actions, provided, that the first $10,000 of out-of-pocket costs and expenses, in the aggregate, that are either related to (i) such efforts by Seller or (ii) related to actions taken directly by Novadaq against such employees or consultants (subject to, with respect to clause (ii), Novadaq providing Seller with reasonable advance written notice and the right to reasonably consult with Novadaq with respect to such actions by Novadaq), shall in each case be borne by Seller and the remainder shall be borne by Purchaser; and provided, further, that such expenses shall not be in duplication of any amounts payable with respect to such matters in the License Agreement.
Section 6.05.      Mutual Non-Disparagement. Neither Seller nor any of its Affiliates, on the one hand, nor Purchaser or any of its Affiliates, on the other hand shall, directly or indirectly, make (or cause to be made) to any Person any disparaging, derogatory or other negative or false statement about the other Party or the Trapper Surgical Products; provided however, that nothing in this paragraph shall preclude any such Person from enforcing its rights and obligations under this Agreement or any Ancillary Agreement or complying truthfully with a legal obligation.
Section 6.06.         Financial Accounting Information. Following the Closing Date, promptly following Purchaser's written request at any time and from time to time, Seller and its Subsidiaries will reasonably cooperate with Purchaser in connection with Purchaser's preparation of audited and unaudited financial statements relating to the Trapper Surgical Products and any “business” (within the meaning of Item 3-05 and related Items of Regulation S-X under promulgated by the U.S. Securities and Exchange Commission (the “SEC”)) attributable to the Trapper Surgical Products (the “Business”) as of and for any of the years ended in the three-year period ended December 31, 2013 and any calendar quarter ended prior to the Closing Date as may be necessary to enable Purchaser to comply with applicable financial reporting and other requirements with respect to reports and filings with the SEC. If requested by Purchaser, Seller shall engage Seller's or its Subsidiaries' independent auditors, at Purchaser's sole cost and expense, to audit such financial statements for the periods required by Regulation S-X of the SEC and to render an opinion on such financial statements. Seller will provide, if required by Purchaser's independent auditors, customary executed representation letters required to enable independent auditors to render an opinion on audited financial statements. Seller shall request, and take reasonable steps to encourage, its and its Subsidiaries' auditors to reasonably cooperate with Purchaser and its auditors. All actual, out-of-pocket third party costs and expenses incurred by Seller to comply with its obligations under this Section 6.06 (subject to the pre-approval of such costs and expenses by Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed) will be borne entirely by Purchaser.
Section 6.07.        Acquisition Proposals. Prior to the earlier of the Closing and termination of this Agreement, Seller shall not, and shall not permit any officer, director, employee or agent of Seller or any Affiliate thereof to (a) solicit, initiate or encourage submission of proposals or offers, or accept any offers, from any Third Party relating to any acquisition or purchase of all or any material amount of the Acquired Assets and the Licensed Intellectual Property (an “Acquisition Proposal”) or (b) participate in any discussions or negotiations regarding, or furnish to any Third Party any information with respect to, or otherwise cooperate in any way with or assist, facilitate or encourage, any Acquisition Proposal by any Third Party.
Section 6.08.        Payment of Indebtedness. On or prior to the Closing, Seller shall pay or cause to be paid, in full, any Liabilities of Seller for monies due but not yet payable as of the Closing Date related to the Acquired Assets (including, without limitation, the Transferred Contract.
ARTICLE VIII
REPRESENTATION AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller as follows:
Section 7.01.        Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Canada. Purchaser has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or licensed by it, and to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Purchaser and, assuming this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Seller, constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and to general equitable principles.
Section 7.02.        No Conflicts; Consents.
(a)The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any provision of (i) its certificate of incorporation or by-laws (or the comparable governing instruments), (ii) any Contract to which Purchaser is a party or by which it or any of its properties or assets are bound, or (iii) any judgment, order, or decree, or, subject to the matters referred to in Section 7.02(b) below, any Law applicable to Purchaser or its properties or assets.
(b)No consent, approval, license, Permit, order or authorization of, or registration, declaration or filing with, any Governmental or Regulatory Authority is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.
Section 7.03.         Litigation. AAs of the date hereof, there are no (a) outstanding judgments, orders, injunctions or decrees of any Governmental or Regulatory Authority or arbitration tribunal against Purchaser or related to any of its properties or assets, (b) lawsuits, actions or proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, or (c) investigations by any Governmental or Regulatory Authority which are pending or, to the knowledge of Purchaser, threatened against Purchaser, which, in the case of each of clauses (a), (b) and (c), have had or would be reasonably likely to have a material adverse effect on the ability of Purchaser to consummate the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements, and perform its obligations hereunder.
Section 7.04.        Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangement made by or on behalf of Purchaser or any of its Affiliates.
Section 7.05.        Sufficiency of Funds. Purchaser has sufficient funds necessary to pay the Deferred Consideration and the Milestone Payment as and when such amounts may become payable in accordance with the terms of this Agreement.
Section 7.06.         Stand-alone Trapper Surgical Products. Purchaser currently intends to engage in the distribution, sale, marketing and development of standalone Trapper Surgical Products.
ARTICLE VIII
RESERVED
ARTICLE IX
MUTUAL CONVENANTS
Section 9.01.        Efforts.
(a)Reserved.
(b)Within eight months of the Closing Date (at a time mutually acceptable to Seller and Purchaser), Seller shall assemble one (1) Trapper Technology System and Gamma Probe in its Poway, California facility in the presence of three (3) Purchaser employees (the “Initial Assembly”); provided, that, Purchaser will pay for any actual, out-of-pocket expenses of Seller associated with any independent contractor used by Seller to satisfy its obligations under this sentence (subject to the pre-approval of such expenses by Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed). Within the sixteen month period following the Initial Assembly, Seller shall assemble one (1) additional Trapper Technology System and Gamma Probe in its Poway, California facility, and one (1) additional Trapper Technology System and Gamma Probe in Purchaser's British Columbia manufacturing facility in the presence of Purchaser employees. Each party shall pay all travel costs and expenses incurred by its employees in the performance of this Section 9.01(b). If, after the assembly of the three initial Trapper Technology Systems, Purchaser deems it reasonably necessary to gain additional joint manufacturing and assembly experience, at the reasonable request of Purchaser, this will be provided by Seller with Purchaser agreeing to pay a consultation fee for all additional systems assembled jointly equal to $32.00 for each hour of service rendered by each employee of Seller in satisfaction of the services under this sentence, plus expenses for both parties; provided, that, Seller's obligations under this sentence shall be subject to Seller's determination, in its good faith business judgment, that its employees are reasonably available to provide such services (and Seller shall not be obligated to engage consultants or independent contractors to provide such services). In the event that Purchaser desires services from Seller beyond those set forth in the foregoing sentence, the parties agree to meet in good faith to negotiate the terms and conditions upon which such services may be provided.
(c) Each of Seller and Purchaser shall cooperate with the other Party and its employees, legal counsel, accountants and other representatives and advisers in connection with the steps required to be taken as part of their respective obligations under this Agreement; and each of them shall, at any time and from time to time after the Closing, upon the reasonable request of the other, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, receipts, acknowledgments, acceptances and assurances (including, in the case of Seller, providing a statement of transfer of ownership of any Acquired Assets from Seller to Purchaser, for legal, regulatory or other purposes) as may be reasonably required (without incurring unreimbursed expense), to satisfy and perform the obligations of such party hereunder and to allow Purchaser to accomplish the Intended Use of the Trapper Surgical Products after the Closing.
Section 9.02.     Bulk Transfer Laws. Purchaser hereby waives compliance by Seller and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser.
Section 9.03.        Transfer Taxes. All transfer, documentary, sales, use, stamp, VAT, registration and other such Taxes applicable to the Acquisition, and that is not recoverable by Purchaser (such Taxes, together with any interest, penalties and additions thereto, collectively, “Transfer Taxes”), shall be paid by Seller. Seller shall file all necessary Tax Returns and other documentation required to be filed by it under applicable Law with respect to all Transfer Taxes, and, if required by applicable Law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Purchaser and Seller shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation required to obtain any exemption from (or reduction in) Transfer Taxes, and shall cooperate in taking any commercially reasonable steps to minimize the Parties' liability for Transfer Taxes.
Section 9.04.        Tax Cooperation. To the extent relating to the Business or the Acquired Assets, Seller and Purchaser agree to provide each other with, and to cause their Affiliates to provide, such information and assistance as is reasonably necessary, including access to records, Tax Returns and personnel, for the preparation of any Tax Returns, the making of any election relating to Taxes and the defense of any Tax claim or assessment whether in connection with a Tax audit, examination or otherwise. Purchaser and Seller shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Business or the Acquired Assets.

Section 9.05.        Purchase Price Allocation.
(a)The Parties hereto agree to allocate the sum of the Purchase Price and any other amounts treated as taxable sales consideration for U.S. federal income tax purposes (such sum, the “Consideration”) among the Acquired Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder for applicable federal, state, local and foreign Tax purposes (the “Allocation”), subject to any adjustments to the Purchase Price as provided in this Agreement. Not later than ninety (90) days after the Closing Date, the Purchaser shall deliver a copy of its initial determination of the Allocation to Seller. The Seller shall, within fifteen (15) days of receipt of the initial Allocation prepared by Purchaser, notify Purchaser if it objects to such initial determination as unreasonable. If the Seller disagrees with such initial Allocation prepared by Purchaser, Purchaser and Seller shall make a good faith effort to resolve the dispute.
(b)If the Purchaser and Seller are able to agree on the Allocation (the “Final Allocation”) Purchaser and Seller agree to (i) be bound by the Final Allocation, (ii) act in accordance with the Final Allocation in the preparation of financial statements and filing of all Tax Returns (including filing IRS Form 8594 or other applicable form for the taxable year that includes the Closing Date), and (iii) take no position inconsistent with the Final Allocation for all Tax purposes unless otherwise required by law. In the event that any Taxing Authority disputes the Final Allocation, Seller or Purchaser, as the case may be, shall promptly notify the other Party of the nature of such dispute.
(c)If Purchaser and Seller are unable to agree on the Allocation, then each of Purchaser and Seller shall file IRS Form 8594 or other applicable form in accordance with its own determination of the Allocation for federal income tax purposes.
Section 9.06.         Allocation of Certain Taxes. In the case of any taxable period that begins before the Closing Date and ends thereafter (each a “Straddle Period”), (i) any real property, personal property, ad valorem and similar Taxes allocable to the portion of such Straddle Period ending with the end of the day before the Closing Date shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Excluded Liability, (ii) any real property, personal property, ad valorem and similar Taxes for the portion of such Straddle Period beginning on or after the Closing Date shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Post-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Assumed Liability, and (iii) any sales, value-added and similar transaction-based Taxes (other than Transfer Taxes) shall be allocated to the portion of the Straddle Period based on a closing of the books and records as of the close of business the day before the Closing Date. The Party that has the primary obligation to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Taxes described in this Section 9.06 and that Party shall pay the Taxes shown on such Tax Return. To the extent any such Taxes paid by Purchaser (or any refund of Taxes received by Purchaser) is allocable to the Pre-Closing Tax Period, or any such Taxes paid by Seller (or any refund of Taxes received by Seller) is allocable to the Post-Closing Tax Period, Purchaser or Seller (as applicable)

shall pay to the other Party such proportionate amount promptly after the payment of such Taxes (or the receipt of any such refund).
Section 9.07        Confidentiality and Confidential Information. From and after the Closing, Seller shall hold, and shall cause its Affiliates to hold, and shall use its reasonable best efforts to cause its or their Representatives to hold, in confidence any and all information, whether written or oral, concerning the Intended Use of the Trapper Surgical Products, the Acquired Assets or the Licensed Intellectual Property, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.
ARTICLE X
INDENIFICATION
Section 10. 1.        Indemnification by Seller. From and after the Closing, Seller shall defend, indemnify and hold harmless Purchaser, its Affiliates and their respective employees, agents, officers and directors (collectively, the “Purchaser Indemnitees”), from and against any and all losses, damages, deficiencies, actions, judgments, interest, awards, penalties, fines, liabilities, obligations, claims, fees, costs or expenses (including, without limitation, reasonable documented attorneys' fees, documented fees of other professionals, and the costs of enforcing rights to indemnification hereunder and the cost of pursuing any insurance providers) of any kind (“Losses”) suffered or incurred by any Purchaser Indemnitee to the extent arising from or relating to any of the following:
(a)    the inaccuracy or breach of any representation or warranty of Seller contained in ARTICLE V (other than any Fundamental Representation), any Ancillary Agreement or any certificate delivered hereunder;
(b)    the inaccuracy or breach of any Fundamental Representation;
(c)the breach of or failure to comply with any covenant or obligation of Seller under this Agreement or any Ancillary Agreement; or
(d)any Excluded Asset or any Excluded Liability, or failure to comply with any so-called “bulk transfer law” as described in Section 9.02.
Section 10.2.        Indemnification by Purchaser. From and after the Closing, Purchaser shall defend, indemnify and hold harmless Seller, its Affiliates and their respective employees, agents, officers and directors (collectively, the “Seller Indemnitees”, and with the Purchaser

Indemnitees, each an “Indemnified Party” and together the “Indemnified Parties”), from and against any and all Losses suffered or incurred by any Seller Indemnitee to the extent arising from or relating to any of the following:
(a)    the breach of any representation or warranty of Purchaser contained in ARTICLE VII, any Ancillary Agreement or any certificate delivered hereunder;

(b)    the breach of any covenant of Purchaser contained in this Agreement or any Ancillary Agreement; or

(c)    any Assumed Liability.

Section 10.03.        Indemnification Procedure.

(a)Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a "Third Party Claim") against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 15 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, which shall be reasonably acceptable to the Indemnified Party, if (x) the Indemnifying Party provides a written undertaking to the Indemnified Party whereby the Indemnifying Party irrevocably agrees that it is required to indemnify the Indemnified Party pursuant to this Agreement with respect to such Third Party Claim, and (y) the Indemnifying Party conducts the defense of such Third Party Claim in a commercially reasonable and diligent manner; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to assume the defense of any such Third Party Claim (i) whose primary claim seeks an injunction or other equitable relief against the Indemnified Party, or (ii) involves criminal activity, product liability, medical monitoring, personal injury and/or any other matter that would reasonably be expected to result in a material adverse effect to the Indemnified Party's goodwill, reputation or customer or business relationships. The Indemnified Party shall cooperate in good faith in such defense by the Indemnifying Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 10.03(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party that would be material to the Third Party Claim; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to assume such Third Party Claim, or the Indemnified Party has reasonably determined that the Indemnifying Party has failed to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 10.04(b), defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 9.06) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.
(b)Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 10.03(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within fifteen (15) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim, at its sole expense, and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 10.03(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

Section 10.04.        Procedures Related to Indemnification for Other Claims. An Indemnified Party seeking indemnification under Section 10.01 or Section 10.02, as applicable, that does not involve a Third Party Claim shall, within as soon as reasonably practicable deliver to the Indemnifying Party, written notice (a “Direct Claim Notice”) describing in reasonable detail the facts giving rise to the indemnification claim, provided, however, that the failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have to such Indemnified Party under Section 10.01 or Section 10.02, as applicable, except to the extent that the Indemnifying Party has been materially prejudiced by such failure. The Indemnifying Party shall have thirty (30) days after its receipt of a Direct Claim Notice to (i) agree to the amount set forth in the Direct Claim Notice and pay such amount to such Indemnified Party in immediately available funds or (ii) provide such Indemnified Party with written notice that it disputes its obligation to provide the indemnification sought in the Direct Claim Notice (a “Claim Dispute Notice”). If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that Indemnifying Party disputes its liability to the Indemnified Party with respect to such claim, such claim specified in the Direct Claim Notice shall be conclusively deemed a liability of the Indemnifying Party. If the Indemnifying Party delivers a Claim Dispute Notice, the Indemnified Party and the Indemnifying Party shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within twenty (20) Business Days after the giving of the Claim Dispute Notice, the parties thereafter will resolve any such controversy pursuant to the terms of Sections 12.09 and 12.10 below.
Section 10.5.        Cooperation. Purchaser and Seller shall cooperate with each other with respect to resolving any claim, liability or Loss for which indemnification may be required hereunder. Without limiting the generality of the foregoing, Purchaser and Seller shall, or shall cause the applicable Indemnified Party to, use commercially reasonable efforts (which, for the avoidance of doubt, shall not include entering into litigation, arbitration or any similar proceeding with or against an insurer) to seek recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In calculating any Loss there shall be deducted any insurance recovery or other third party recovery actually received in respect thereof (provided that, for purposes of this Section 10.05, “Losses” shall include any actual, out-of-pocket, reasonable cost associated with pursuing such third party proceeds or insurance proceeds, policies and/or providers, including any deductible or co-pay, out-of-pocket costs and any increase in premium payable by such Indemnified Party or any retroactive adjustment under any such insurance); provided that no Indemnified Party shall be subject to any obligation to pursue recovery in respect of any Loss from any third party. Seller hereby waives any and all rights of subrogation with respect to the rights Purchaser has or would otherwise have in respect of any claim against any insurer or other third party. For the avoidance of doubt, no indemnification payment hereunder shall be conditioned, withheld or delayed as a result of any Indemnified Party not having realized or received any insurance proceeds.

Section 10.6.         Limitation on Indemnification.

(a)     Notwithstanding anything to the contrary herein, Seller shall not have any liability for Losses under Section 10.01(a) (i) unless the aggregate of all Losses for which Seller would be liable under Section 10.01(a), but for this clause (a), exceeds on a cumulative basis, an amount equal to $25,000, and then to the extent of all such Losses in excess of such threshold amount and (ii) in no event shall Seller's liability under Section 10.01(a) exceed $300,000. For the avoidance of doubt, the limitations set forth in this Section 10.06(a) shall not apply to any other liability of Seller for Losses under any other provision of Section 10.01.
(b)    Following the Closing, the Parties' rights to indemnification pursuant to this ARTICLE X shall, except for equitable relief and specific performance of covenants that survive Closing, be the sole and exclusive remedy available to the parties with respect to any matter arising under or in connection with this Agreement or the transactions contemplated hereby, other than for claims of fraud, intentional misrepresentation, or criminal or intentional misconduct.

(c)Notwithstanding any provision, the maximum liability of Seller under this Agreement or the transactions contemplated hereby shall not, in any event, exceed the Purchase Price proceeds actually received by Seller hereunder other than with respect to Seller's intentional misrepresentation or fraud.
(d)Notwithstanding any provision herein, neither Seller nor Purchaser shall in any event be liable to the other Party or any Indemnitee on account of any indemnity obligation set forth in Section 10.01 or Section 10.02 for any punitive or consequential damages that are not reasonably foreseeable (in each case except as payable to a Third Party).
(e)For purposes of calculating the amount of Losses incurred by an Indemnified Party arising out of or resulting from any breach of a representation or warranty, covenant or agreement, but not for purposes of determining whether or not any such breach has occurred, the references to a “Material Adverse Effect,” “material” or materiality (or other correlative terms) shall be disregarded.
Section 10.07.        Termination of Indemnification.
(a)    The oobligations to indemnify and hold harmless an Indemnified Party pursuant to (i) Section 10.01(a) and Section 10.02(a), shall terminate when the applicable representation or warranty terminates pursuant to Section 10.07(b) below, and (ii) the other clauses of Section 10.01 and Section 10.02, shall not terminate; provided, however, that as to foregoing clause (i) such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the Indemnifying Party, which such obligations shall survive until fully resolved.
(b)    The representations and warranties of Seller contained in ARTICLE V shall survive the Closing and shall terminate at the close of business on the twelve month anniversary of the Closing Date (other than with respect to those representations and warranties of Seller contained in Section 5.01, Section 5.02(a), Section 5.03, Section 5.04 and Section 5.12 (the “Fundamental Representations”), which shall survive indefinitely), and the representations and warranties of Purchaser contained in ARTICLE VII shall survive the Closing and shall terminate at the close of business on the first anniversary of the Closing Date (other than with respect to those representations and warranties of Purchaser contained in Section 7.01, Section 7.02 and Section 7.04, which shall survive indefinitely).
Section 10.08.         Tax Treatment of Indemnification Payments. For all Tax purposes, each of Purchaser, Seller and their respective Affiliates agrees to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price received by Seller for the transactions contemplated by this Agreement unless a final determination (as defined in Section 1313 of the Code) provides otherwise.
Section 10.09.     Setoff. Solely to the extent that it is finally determined that Seller is required to indemnify for Purchaser for Losses hereunder, Purchaser shall have the right to setoff any such Losses suffered by Purchaser or any Purchaser Indemnitee or any other amounts owing to Seller hereunder under any Ancillary Agreement, or under any other agreement by and between

Purchaser and Seller against any amounts payable to Seller hereunder, including any Deferred Consideration, the Milestone Payment, or any Product Royalties, or any other payments to be made by Purchaser to Seller under this Agreement or any of the Other Acquisition Documents. For avoidance of doubt, prior to the time that it is finally determined that Seller is required to indemnify Purchase for Losses hereunder, Purchaser shall not have the right to exercise the foregoing setoff rights and any such amounts then owed by Purchaser to Seller hereunder, including any Deferred Consideration, the Milestone Payment, or any Product Royalties, or any other payments to be made by Purchaser to Seller under this Agreement or any of the Other Acquisition Documents, shall be promptly paid in accordance with the terms hereunder or thereunder.
Section 10.10        No Double Recovery. Neither Party shall be entitled to recover the same or duplicative damages with respect to the same breach from the other Party under more than one of this Agreement and the Ancillary Agreements. For the purposes of this Section 10.10, each Party shall be deemed to have made and received all payments made and received by its Affiliates.
ARTICLE X1
RESERVED
ARTICLE XII
MISCELLANEOUS
Section 12.01.        Assignment. Except as otherwise expressly permitted by this Agreement, neither Party shall assign or otherwise transfer this Agreement or any interest herein or right hereunder without the prior written consent of the other Party, and any such purported assignment, transfer or attempt to assign or transfer any interest herein or right hereunder shall be void and of no effect; provided, however, that, following the Closing, either Party shall have the right, without such consent, on written notice to the other Party, to assign all of its rights and obligations hereunder to a successor to all or substantially all of such Party's business or assets, whether by way of merger, sale of stock, sale of assets or other transaction (or series of related transactions), provided, further, that in the case of an assignment by Purchaser, any assignee shall expressly agree to assume in writing Purchaser's obligations pursuant to this Agreement. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 12.02.        Non-Waiver. Any failure on the part of a Party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or of any right of such Party thereafter to enforce each and every such provision on any succeeding occasion or breach thereof.

Section 12.03.         No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and the Indemnitees, and nothing herein express or implied shall give or be construed to give to any Person, other than the Parties and such successors and permitted assigns and the Indemnitees, any legal or equitable rights hereunder

Section 12.04.        Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties to the fullest extent permitted by applicable Law.
Section 12.05.     Entire Agreement; Amendments. This Agreement, together with the Ancillary Agreements (in each case, following execution and delivery thereof), contains the entire understanding of the Parties with respect to the subject matter hereof and thereof and supersedes all previous and contemporaneous verbal and written understandings, agreements, representations and warranties with respect to such subject matter or on which the Parties may have relied. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed on behalf of each Party. No waiver of any provision of this Agreement shall be valid unless the waiver is in writing and signed by the waiving Party.
Section 12.06.        Notices. Unless otherwise explicitly set forth herein, any notice required or permitted to be given hereunder shall be in writing and shall be delivered personally by hand, or sent by reputable overnight courier, signature required, to the addresses of each Party set forth below or to such other address or addresses as shall be designated in writing in the same matter:
(a)If to Purchaser:
Novadaq Technologies Inc.
2585 Skymark Ave., Ste. 306
Mississauga, Ontario
Canada, L4W 4L5
Attention: David Martin
Facsimile: (905) 629-0282
with a copy (which shall not constitute notice) to:
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036-6797
Attention:    David S. Rosenthal, Esq.
Facsimile:    (212) 698-3599

(b)If to Seller:
Digirad Corporation
13950 Stowe Dr.
Poway, CA 92064
Attention: Jeffry Keyes
Facsimile: 858-726-1546
with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, Professional Corporation
12235 El Camino Real
Suite 200
San Diego, CA 92130
Attention: Martin Waters
Facsimile: 858-350-2399
All notices shall be deemed given when received by the addressee.
Section 12.07.        Public Announcements. Neither Party shall make any public announcement regarding this Agreement, or the subject matter contained herein, without the prior written consent of the other Party (which consent may be withheld in the sole discretion of such other Party), except to the extent required to be disclosed (i) to or by any Governmental or Regulatory Authorities; (ii) to comply with applicable Laws (including, without limitation, to comply with SEC, or stock exchange disclosure requirements), or (iii) to comply with judicial process or an order of any Governmental or Regulatory Authority of competent jurisdiction; provided, however, that in each case the Party required to disclose such information shall endeavor to give the other Party reasonable advance notice and review of any such disclosure. Notwithstanding the foregoing, the Parties shall coordinate on a mutually acceptable joint press release to be issued by each of the Parties in connection with the execution of this Agreement.
Section 12.08.        Applicable Law. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the State of Delaware applicable to contracts made in that State (without giving effect to choice of law provisions that might apply the law of some other jurisdiction).
Section 12.09.        Dispute Resolution.
(a)    WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HERETO WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY'S RIGHTS UNDER THIS AGREEMENT.
Section 12.10.        CONSENT TO JURISDICTION. SELLER AND PURCHASER EACH AGREE TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE, WITH RESPECT TO ANY CLAIM OR CAUSE OF ACTION ARISING UNDER OR RELATING TO THIS AGREEMENT, AND WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT, AND CONSENTS THAT ALL

SERVICES OF PROCESS BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO IT AT ITS ADDRESS AS SET FORTH IN SECTION 12.06, AND SERVICE SO MADE SHALL BE TREATED AS COMPLETED WHEN DELIVERED. SELLER AND PURCHASER EACH WAIVE ANY OBJECTION BASED ON FORUM NON CONVENIENS AND WAIVE ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER. NOTHING IN THIS PARAGRAPH SHALL AFFECT THE RIGHT OF SELLER OR PURCHASER TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.
Section 12.11.     Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses (except as otherwise specified herein).
Section 12.12.        Relationship of the Parties. In making and performing this Agreement, the Parties are acting, and intend to be treated, as independent entities and nothing contained in this Agreement shall be construed or implied to create an agency, partnership, joint venture, or employer and employee relationship between Seller and Purchaser or any of their respective Affiliates. Except as otherwise expressly provided herein, neither Party may act on behalf of the other Party, and neither Party may make (or has any authority to make) any representation, warranty or commit-ment, whether express or implied, on behalf of the other Party or incur any charges or expenses for or in the name of the other Party. No Party shall be liable for the act of any other Party unless such act is expressly authorized in writing by both Parties. The relationship of the Parties under this Agreement is, and is intended to be, one of independent contractors hereunder.
Section 12.13.        Counterparts. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of each of the Parties. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against the Party whose signature appears thereon, but all of which taken together shall constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

SELLER:

DIGIRAD CORPORATION

By:	/s/ Jeffry R. Keyes
Jeffry R. Keyes Chief Financial Officer

PURCHASER:

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Stephen Purcell
Stephen Purcell Chief Financial Officer